

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 13, 2017

Pedro Insusarry
Chief Financial Officer
Telecom Argentina S.A.
Alicia Moreau de Justo, No. 50
C1107AAB, City of Buenos Aires
Argentina

> **Re:** **Telecom Argentina S.A.**
> **Registration Statement on Form F-4**
> **Filed May 17, 2017**
> **File No. 333-218046**

Dear Mr. Insusarry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Reorganization, page 29

1.   For clarity, consider adding charts here, or where you deem appropriate, that depict your current corporate structure and what your structure will be following the reorganization.

Shareholders Meetings in connection with the Reorganization, page 34

2.   At page 34 you state that the company was to hold an extraordinary general shareholders' meeting to vote upon the reorganization. Expand your disclosure here to discuss in more detail the matters acted upon by the shareholders at this meeting. Also state, if true, that no matters voted on at that shareholders' meeting affected the rights of Nortel preferred shareholders.

U.S. Federal Income Tax Consequences, page 38

Consequences of the Reorganization for U.S. Holders, page 39

3.	We note your discussion on page 38 where you state that you expect that your reorganization will be a tax-free reorganization for U.S. federal income tax purposes. We also note your disclosure at page 25 where you state that you do not plan to receive a tax opinion on the tax consequences of the reorganization. Tax opinions are required in certain circumstances when the tax consequences are material to investors, including when a registrant represents that a transaction is tax-free. Please file a tax opinion on the material tax consequences of the reorganization to shareholders as an exhibit prior to effectiveness. For guidance, please refer to Sections III.A.2 and III.D.2 of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

General

4.	You disclose on page 86 of your Form 20-F for the fiscal year ended December 31, 2016 that your major suppliers of PP&E include Huawei Tech Investment Co. Ltd. Argentina and Huawei International PTE. Also, 2017 news articles report that Huawei helped you migrate to an all-cloud network by completing the construction of a basic ICT converged telecom service over cloud infrastructure; you partnered with Huawei to launch a commercial all-cloud core network to support voice and data services for 2G/3G/4G mobile subscribers following the roll-out of ICT converged telecom services over a cloud infrastructure; and your mobile unit, Personal Argentina, announced that the new Huawei GW smartphone is now available to its postpay customers. In June 2016, Huawei was issued a subpoena by the U.S. Department of Commerce, and in December 2016, Huawei was issued a subpoena by the U.S. Department of Treasury, Office of Foreign Assets and Control. The subpoenas regard exports to Syria, Sudan and Iran. Please address for us the potential for reputational harm from your business with Huawei.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Adam J. Brenneman, Esq.
        Emilio Minvielle, Esq.
        Cleary Gottlieb Steen & Hamilton LLP